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                                                                    EXHIBIT 99.5

       FORM OF LETTER FROM BROKERS OR OTHER NOMINEES TO BENEFICIAL OWNERS

                                 June   , 2002

To Our Clients:

     Enclosed for your consideration are the prospectus dated June   , 2002
(the "Prospectus"), and the "Instructions as to Use of Collins & Aikman Corporation Subscription Certificates" relating to the offer by Collins & Aikman Corporation (the "Company") of shares of the Company's common stock (the "Common Stock"), at a subscription price of $12.50 per share, in cash, pursuant to non-transferable subscription rights (the "Rights") distributed to holders of record ("Record Owners") of shares of Common Stock as of the close of business on May 28, 2002 (the "Record Date").

     As described in the Prospectus, you are entitled to subscribe for 0.16 shares of the Common Stock for every Right granted to you (the "Subscription Privilege") at a subscription price of $12.50 per share (the "Subscription Price").

     The materials enclosed are being forward to you as the beneficial owner of the shares of Common Stock carried by us in your account but not registered in your name. Exercise of the Rights may be made by only us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and "Instructions as to Use of Collins & Aikman Subscription Certificates." However, we urge you to read these documents carefully before instructing us to exercise the Rights.

     Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the offering described in the Prospectus. The offering will
expire at 5:00 p.m., Eastern Daylight Savings Time, on       , 2002 unless the
offering is extended by the Company. Once you have exercised a Right, such exercise may not be revoked.

     If you wish to have us, on your behalf, exercise the Rights for any shares of the Common Stock to which you are entitled, please do instruct us by completing, executing and returning to us, and not the Subscription Agent, the instruction form on the reverse side of this letter along with proper payment for the number of shares for which you are subscribing at the Subscription Price. If we do not receive complete written instructions, we will not exercise your rights, and your rights will expire without value.

     Any questions or requests for assistance concerning the offering should be directed to our Information Agent, Attn: D.F. King & Co., Inc., by calling toll free at (800) 290-6428.